(a)(1)(v)
Date
Dear Member:
PARADIGM Multi-Strategy Fund I, LLC (the “Master Fund”) has received and accepted for purchase your tender of a portion of your limited liability company interest in the Master Fund.
Because you have tendered and the Master Fund has purchased a portion of your investment, you have been paid a promissory note (the “Promissory Note”) entitling you to receive payment of [100%] of the estimated purchase price based on the unaudited net asset value of the Master Fund as of December 31, 2007 (the “Valuation Date”), in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within 30 days of the Valuation Date unless the Master Fund has requested a withdrawal of its capital from any underlying funds in order to fund the repurchase of interest, in which case payment will be made 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such underlying funds.
The Promissory Note is held by PARADIGM Global Advisors, LLC, on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Promissory Note, the Promissory Note will be cancelled.
You remain a member of the Master Fund with respect to the portion of your interest in the Master Fund that you did not tender.
Should you have any questions, please call your financial advisor or broker, or you can call PARADIGM Global Advisors, LLC, at (212)271-3388.
Sincerely,

PARADIGM Global Advisors, LLC